SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

June 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 6 to Registration Statement on Form F-1
Filed June 23, 2023
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated June 26, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 7 to the Registration Statement on Form F-1.

Amendment No. 6 to Registration Statement on Form F-1

Exhibit 23.1, page 1

1.	The audit report dated June 14, 2023 on page F-2 appears to cover only the most recent year. Please have your auditor further revise their consent to include reference to their audit report on your financial statements for the year ended December 31, 2021.

We have filed the amendment to the page F-2 and a new Exhibit 23.1 to be responsive to the Commission’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Scott Anderegg

Sincerely,

SAG Holdings Limited

		By:	Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood